UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s Earnings Release for the six-month period ended on June 30, 2004

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F x            Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ______            No x .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer

Date: August 18, 2004

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST HALF OF 2004

Highlights

•	Second quarter 2004 earnings increased 31.9% to US$0.60 per ADR from US$0.46 per ADR for the second quarter 2003.

•	Earnings per ADR increased 30.8% from US$0.87 for the six-month period ended June 30, 2003, to US$1.13 for the six-month period ended June 30, 2004.

•	The increasing demand and price recovery in our main business areas are the main drivers for our improving results.

Santiago, Chile, August 18, 2004.-Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the second quarter of 2004, which reached US$ 15.9 million (US$ 0.60 per ADR), 31.9% higher than the US$ 12.0 million recorded during the same period of the previous year. Operating income for the second quarter reached US$ 29.8 million, higher than the US$ 21.8 million reported for the same period during 2003. Revenues totaled US$ 208.3 million, higher than the US$ 173.5 million recorded for the same period of 2003.

SQM’s Chief Executive Officer, Patricio Contesse, stated “With these results we have completed 13 straight quarters in which our quarterly earnings have been higher year-over-year. Higher prices and stronger volumes have helped us consolidate the cost reduction efforts carried out in the past three years.”

Earnings for the first half of 2004 reached US$ 29.9 million (US$ 1.13 per ADR), 30.8% higher than the US$ 22.8 million reported for the first half of the previous year. Operating income for the first half of 2004 was US$ 53.8 million (14.2% of revenues), higher than the US$ 40.6 million (12.5% of revenues) of the first half of the previous year. Revenues obtained during the first half of 2004 reached US$ 379.9 million, approximately 16.9% higher than the US$325.0 million reported for the same period of the previous year.

Patricio Contesse added “The positive pricing and demand trends observed at the end of last year have continued and in some cases have even strengthened, paving the way for SQM to continue improving its results during the rest of this year.”

The analysis of the different business areas is the following:

1.- Specialty Fertilizers

During the second quarter of 2004 revenues reached US$ 114.5 million, higher than the US$90.6 million recorded for the second quarter of 2003.

Revenues for specialty fertilizers for the first half of 2004 reached US$ 206.0 million, higher than the US$175.3 million of the same period of the previous year.

		6-month ended	6-month ended
		June, 2004	June, 2003	1H04/1H03

Sodium nitrate	Th. Ton	34	41	-7	-17%
Potassium nitrate and sodium potassi	Th. Ton	387	373	14	4%
Blended and borate fertilizers	Th. Ton	148	105	44	42%
Other non-SQM specialty fertilizers(*)	Th. Ton	63	39	24	62%

Potassium sulfate	Th. Ton	65	73	-8	-11%

Revenues Specialty Fertilizers	MUS$	206,0	175,3	30,6	17%

(*) Includes mainly trading of other specialty fertilizers

Volume sales were very strong across all our main markets and for most of our products, with the exception of sodium nitrate which is being used mainly as raw material in the production of potassium nitrate.

Additionally, prices have continued with the recovery trend that began by the end of last year, driven mainly by a healthy demand growth. This improved price environment was partially offset by the significant increase in freight costs, mainly during the first quarter of 2004.

The increase in sales volumes is mainly explained by:

•	Higher sales of potassium nitrate to Europe and North America

•	Higher sales of sodium potassium nitrate to the Latin American markets, especially Brazil

•	Higher sales of taylor made blended fertilizers due to additional marketing efforts carried out by the Company

•	Higher sales related to the trading of non-SQM specialty fertilizers, as the Company consolidates its full service market position in Mexico and Chile.

Potassium sulfate sales volumes were slightly lower during first half 2004 compared to the previous year. SQM expects full year sales to be higher compared to sales volumes recorded during full year 2003.

Specialty fertilizers gross margin(1) for the first half of 2004 was approximately US$ 8 millionhigher than the margin of the same period of the previous year.

2.- Industrial Chemicals

During the second quarter of 2004 revenues reached US$ 18.2 million, higher than the US$ 17.6 million recorded for the second quarter of 2003.

Revenues for industrial chemicals for the first half of 2004 reached US$ 35.0 million, lower than the US$39.2 million of the same period of the previous year.

		6-month ended	6-month ended
		June, 2004	June, 2003	1H04/1H03

Industrial nitrates	Th. Ton	91	101	-10	-9%
Sodium sulfate	Th. Ton	17	38	-21	-55%
Boric acid	Th. Ton	3	6	-3	-46%

Revenues Industrial Chemicals	MUS$	35,0	39,2	-4,2	-11%

The decrease in industrial nitrate sales was mainly due to lower sales to the Chinese markets as a result of higher freight costs.

Sodium sulfate lower sales volumes relate to lower product availability due to SQM’s decision to privilege nitrates production.

Industrial chemicals gross margin for the first half of 2004 was approximately US$ 0.5 million lower than the gross margin of the same period of the previous year.

3.- Iodine and iodine derivatives

During the second quarter of 2004 revenues reached US$ 29.3 million, higher than the US$ 21.7 million recorded for the second quarter of 2003.

Revenues for iodine and iodine derivatives for the first half of 2004 reached US$ 54.5 million, higher than the US$43.8 million of the same period of the previous year.

		6-month ended	6-month ended
		June, 2004	June, 2003	1H04/1H03

Iodine and derivatives	Th. Ton	3,9	3,4	0,5	15%

Revenues Iodine and derivatives	MUS$	54,5	43,8	10,7	24%

The main reason for the increase in iodine revenues is related to the strong demand observed, which had an annual growth of approximately 5%. This demand increase positively impacted prices while at the same time allowed SQM to increase its sales volumes.

The main drivers for the market growth were the consumption in the X-Ray contrast media, biocides, electronics and pharmaceutical industries, and in the Chinese market in multiple uses.

Iodine and iodine derivatives gross margin for the first half of 2004 was approximately US$ 6 million higher than the gross margin of the previous year.

4.- Lithium and lithium derivatives

During the second quarter of 2004 revenues reached US$ 15.7 million, higher than the US$ 13.5 million recorded for the second quarter of 2003.

Revenues for lithium and lithium derivatives for the first half of 2004 reached US$ 28.2 million, higher than the US$23.6 million of the same period of the previous year.

		6-month ended	6-month ended
		June, 2004	June, 2003	1H04/1H03

Lithium carbonate and derivatives	Th. Ton	14,8	12,9	1,9	15%

Revenues Lithium and derivatives	MUS$	28,2	23,6	4,6	19%

The increase in sales volumes is mainly related to:

•	Significant sales increase of lithium carbonate “battery grade” as the company has further penetrated the rechargeable lithium battery markets, capturing most of the growth in the past year

•	Higher sales of lithium carbonate to the glass, frits and air conditioning markets, which are related to world infrastructure growth

•	Higher sales of lithium hydroxide due to increased demand

Sales prices during this year have been slightly higher than those of the first half of 2003, mainly due to the healthy demand observed.

Lithium and lithium derivatives gross margin for the first half of 2004 was approximately US$ 2.5 million higher than the gross margin of the previous year.

5.- Others

Potassium chloride

During the second quarter of 2004 revenues reached US$ 7.6 million, lower than the US$ 11.2 million recorded for the second quarter of 2003.

Revenues for potassium chloride for the first half of 2004 reached US$ 17.3 million, higher than the US$15.3 million of the same period of the previous year.

		6-month ended	6-month ended
		June, 2004	June, 2003	1H04/1H03

Potassium Chloride	Th. Ton	109	104	6	5%

Revenues Potassium Chloride	MUS$	17,3	15,3	2,0	13%

SQM uses its potassium chloride mainly as raw material in the production of potassium nitrate.

Other commodity fertilizers

Sales of other commodity fertilizers increased from US$ 27.8 million to US$ 38.9 million in the first half of 2004, mainly due to increased trading in Chile and the effect of the acquisition of Yara operations in Chile during the second quarter of 2003.

Selling and Administrative Expenses

Selling and Administrative Expenses reached US$27.3 million (7.2% of revenues) during the first half of 2004 compared to the US$24.0 million (7.4% of revenues) recorded during the same period of the previous year.

Outlook for the year 2004

Given the improvement the Company has experienced in its main markets, and considering the positive trends observed so far, SQM reaffirms its view that the year 2004 will be positive for the Company, yielding higher earnings and operating income than in the year 2003.

For the year 2004, we expect revenues for specialty fertilizers to be higher than those of 2003 together with a better general price environment.

We also expect an increase in sales volumes for lithium products, as well as for iodine. Additionally, the price of iodine should continue to recover during 2004.

The positive effects mentioned will be partially offset by the negative effects of the expected higher freight costs, the less favorable exchange rate scenario and the higher cost of energy.

Non-operating income for the first half of 2004 shows a US$10.9 million loss which compares to a US$9.3 million loss for the previous year. The main variations in the non-operating income were the following:

•	Net financial expenses(2) decreased from US$(11.2) million in the first six months of 2003 to US$(9.1) million in the first half of 2004. The Company reduced its net financial debt(3) by approximately US$41.8 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.

•	The increase of the Euro exchange rate during the first half of 2003 positively affected the exchange difference for that period. On the other hand, the decrease of the value of the Euro exchange rate during 2004 first half, negatively affected the exchange rate during this year. Exchange rate differences are included under non-operating income in Others.

Notes:

(1) Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(2) Net financial expenses correspond to total financial expenses net of financial income during the period.

(3) Net financial debt corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets where it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based in vast and high quality natural resources.
•	Know how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products: 41% world lithium market, 29% world iodine market and 50% world potassium nitrate market.
•	International sales offices with offices in more than 20 countries and sales in over 100 countries.
•	Sales synergies due to the production of a complete range of specialty fertilizers.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position.

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Statements in this release concerning the Company’s business outlook or future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Balance Sheet
(US$ Millions)	As of June 30
	2004	2003

Current Assets	551,9	492,4
Cash and cash equivalents (1)	82,0	78,3
Account receivables (2)	177,6	154,6
Inventories	255,7	227,8
Others	36,6	31,7

Fixed Assets	647,7	683,7

Other Assets	160,9	160,5
Investment in related companies (3)	95,0	89,1
Others	65,9	71,4

Total Assets	1.360,6	1.336,6

Current Liabilities	200,4	119,0
Short term interest bearing debt	107,2	37,3
Others	93,2	81,7

Long-Term Liabilities	243,3	340,2
Long term interest bearing debt	200,0	308,0
Others	43,3	32,2

Minority Interest	27,6	23,2

Shareholders' Equity	889,3	854,2

Total Liabilities	1.360,6	1.336,6

Current Ratio (4)	2,8	4,1
Debt / Total capitalization (5)	25,1%	28,2%

(1)	Cash + time deposits + marketable securities
(2)	Account receivables + account receivables from related co.
(3)	Investment in related companies net of goodwill and neg. goodwill
(4)	Current assets / current liabilities
(5)	Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement
			For the 6-month period
(US$ Millions)	For the 2nd Quarter		ended June 30,
	2004	2003	2004	2003

Revenues	208,3	173,5	379,9	325,0

Specialty Fertilizers	114,5	90,6	206,0	175,3
Potassium nitrate and Blended Fertilizers(1)	103,3	80,4	188,7	158,9
Potassium Sulfate	11,2	10,2	17,3	16,4
Industrial Chemicals	18,2	17,6	35,0	39,2
Industrial Nitrates	15,8	14,3	30,8	31,7
Sodium Sulfate	1,3	1,8	2,5	4,6
Boric Acid	1,0	1,5	1,6	2,9
Iodine and iodine derivatives	29,3	21,7	54,5	43,8
Lithium and lithium derivatives	15,7	13,5	28,2	23,6
Other Income	30,6	30,1	56,3	43,1
Potassium Chloride (Potash)	7,6	11,2	17,3	15,3
Others	23,1	18,8	38,9	27,8

Cost of Goods Sold	(149,6)	(123,3)	(269,1)	(230,4)
Depreciation	(14,8)	(15,3)	(29,6)	(30,1)

Gross Margin	43,9	34,8	81,1	64,6

Selling and Administrative Expenses	(14,1)	(13,0)	(27,3)	(24,0)

Operating Income	29,8	21,8	53,8	40,6

Non-Operating Income	(6,0)	(5,6)	(10,9)	(9,3)
Financial Income	1,0	0,8	1,6	1,4
Financial Expenses	(5,6)	(6,0)	(10,7)	(12,6)
Capitalized Interest (2)	0,3	0,6	0,7	1,4
Others	(1,8)	(1,0)	(2,6)	0,5

Income Before Taxes	23,8	16,2	42,9	31,3
Income Tax	(7,0)	(3,9)	(11,4)	(7,8)
Other Items	(0,9)	(0,3)	(1,7)	(0,7)

Net Income	15,9	12,0	29,9	22,8
Net Income per ADR (US$)	0,60	0,46	1,13	0,87

(1)	Includes Blended Fertilizers, Yara Specialty Fertilizers and Other Specialty Fertilizers
(2)	Capitalized Interests in fixed assets
(3)	Income inv. related companies - loss inv. related companies